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                           Filed by Kellstrom Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Registration No. 333-56750


[KELLSTROM INDUSTRIES LOGO]


                              FOR IMMEDIATE RELEASE

        KELLSTROM INDUSTRIES, INC. ANNOUNCES LAPSE OF ITS EXCHANGE OFFER

MIRAMAR, FL--August 15, 2001 - Kellstrom Industries, Inc. (NASDAQ: KELL) today announced that its exchange offer for up to $54 million of its outstanding series of 5-3/4% convertible subordinated notes due October 15, 2002 (CUSIP Nos. 488035AC0 and U48787AA0) and/or up to $86.25 million of its outstanding series of 5-1/2% convertible subordinated notes due June 15, 2003 (CUSIP No. 488035AE6) (the "old notes"), in any combination totaling no more than $96 million in aggregate, lapsed in accordance with its terms on August 15, 2001.

It was a condition of the exchange offer that holders of old notes tender (and not withdraw) a minimum of $85 million in aggregate principal amount of old notes. This condition was not satisfied. As of 5:00 p.m., New York City time, on August 15, 2001, the Company received tenders from holders of $7.5 million in aggregate principal amount of the 5-3/4% convertible subordinated notes and $10.2 million in aggregate principal amount of the 5-1/2% convertible subordinated notes, or $17.7 million in aggregate principal amount of old notes. Accordingly, since the minimum acceptance condition was not satisfied, the exchange offer lapsed in accordance with its terms and Kellstrom will not accept for payment and will not pay for any tendered old notes. All tendered old notes will be promptly returned to noteholders.

Although there can be no assurances of success, the Company is exploring several alternative scenarios with respect to restructuring its convertible subordinated debt.

Kellstrom is a leading aviation inventory management company. Its principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft parts, aircraft engines and engine parts. Headquartered in Miramar, FL, Kellstrom specializes in providing: engines and engine parts for large turbo fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce; aircraft parts and turbojet engines and engine parts for large transport aircraft and helicopters; and aircraft components including flight data recorders, electrical and mechanical equipment and radar and navigation equipment.

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CONTACT:

Kellstrom Industries, Inc.                        KELL'S IR COUNSEL:
Oscar Torres                                      The Equity Group Inc.
(954) 538-2150                                    Linda Latman (212) 836-9609
WWW.KELLSTROM.COM                                 Bob Goldstein (212) 371-8660
                                                  WWW.THEEQUITYGROUP.COM